

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2008

Mr. Seung Kwon Noh, President and CEO
Eugene Science, Inc.
LG Palace Building, 8th Floor
165-8 Donggyo-Dong, Mapo-Gu
Seoul, Korea

> **RE: Eugene Science, Inc.**
> **Response Letter dated March 28, 2008**
> **File No. 0-50601**

Dear Mr. Kwon Noh:

We have reviewed your documents and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K

Please tell us why you have not filed an Item 4.02 Form 8-K relative to your restated financial statements.

Form 10KSB for the year ended December 31, 2006
Audit Report

Revise to provide signed audit reports from each independent accountant.

Financial Statements

Provide a note that describes and quantifies the effect of the restatements made to the 2005 and 2006 financial statements. Refer to SFAS 154. In addition, it appears to us that the auditor should either re-date or dual-date the audit report(s) with respect to the restatements. Please revise or tell us why no revision is necessary.

Forms 10QSB for the interim periods ended March 31, 2007 and June 30, 2007

Please revise the interim financial statements and notes to comply with the above comments.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Maureen Bauer, Staff Accountant at 202-551-3237 or Tia Jenkins, Senior Assistant Chief Accountant at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies